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                                                              Exhibit (h)(4)(ii)

September 12, 2003

Loomis Sayles Funds II
399 Boylston Street
Boston, MA 02116

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

     Loomis, Sayles & Company, L.P. ("Loomis Sayles") notifies you that it will waive its management fee (and, to the extent necessary, bear other expenses of the Fund listed below) through the date listed below to the extent that expenses of each class of the Fund, exclusive of brokerage, interest, taxes and deferred organizational and extraordinary expenses, would exceed the following annual rates:

     Name of Fund                                           Expense Cap
     ------------                                           -----------
September 12, 2003 through April 30, 2004:

     Loomis Sayles Strategic Income                   1.25% for Class A shares
     Fund                                             2.00% for Class B shares
                                                      2.00% for Class C shares
                                                      1.00% for Class Y shares

     With respect to the Fund, Loomis Sayles shall be permitted to recover expenses it has borne subsequent to the effective date of this agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that the Fund's expenses fall below the annual rates set forth above. Provided, however, that the Fund is not obligated to pay any such deferred fees more than one year after the end of the fiscal year in which the fee was deferred.

     During the period covered by this letter agreement, the expense cap arrangement set forth above for the Fund may only be modified by mutual agreement between Loomis Sayles and Loomis Sayles Funds II after approval by a majority vote of the "non-interested" Trustees of Loomis Sayles Funds II.

     For purposes of determining any such waiver or expense reimbursement, expenses of the class of the Fund shall not reflect the application of balance credits made available by the Fund's custodian or arrangements under which broker-dealers that execute portfolio transactions for the Fund's agree to bear some portion of Fund expenses.

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     We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Fund with the Securities and Exchange Commission, in accruing the Fund's expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

                                            Loomis Sayles, & Company, L.P.

                                                 By: /s/ Kevin P. Charleston
                                                     -----------------------
                                                 Name:   Kevin P. Charleston
                                                       ---------------------
                                                 Title: Executive VP & CFO
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